UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

THE TALBOTS, INC.

(Name of Subject Company (Issuer))

TLB MERGER SUB INC.
TLB HOLDINGS LLC

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Stefan L. Kaluzny

TLB Merger Sub Inc.

c/o Sycamore Partners Management, L.L.C.

9 West 57th Street, 31st Floor

New York, NY 10019

Tel: (212) 796-8500

Fax: (212) 796-8501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James P. Faley, Jr.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5699

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by TLB Holdings LLC, a Delaware limited liability company (“Parent”) and TLB Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), for all of the outstanding shares of common stock (the “Common Stock”) of The Talbots, Inc., a Delaware corporation (“Talbots”) and the associated stock purchase rights (together with the Common Stock, the “Shares”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 30, 2012, among Parent, Purchaser and Talbots.

The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the all of the outstanding Shares described in this filing has not commenced. At the time the offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Talbots will subsequently file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Talbots’ shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 13, 2012

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